CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F/A for the year ended December 31, 2019 of SilverCrest Metals Inc. of our report dated March 24, 2020, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F/A.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

May 22, 2020